DERMA SCIENCES, INC.

2003 Annual Report

214 Carnegie Center, Suite 100
Princeton NJ 08540
800-825-4325

Description of Business

Overview

        Derma Sciences, Inc. (“Derma Sciences”) was incorporated under the laws of Colorado on September 10, 1984. On June 3, 1996 Derma Sciences changed its state of domicile to Pennsylvania.

        In September, 1998 Derma Sciences acquired Genetic Laboratories Wound Care, Inc. (“Genetic Labs”) by means of a tax-free reorganization whereby Genetic Labs became a wholly-owned subsidiary of Derma Sciences. In December, 1999, pursuant to an Agreement and Plan of Merger dated December 27, 1999, Genetic Labs was merged into Derma Sciences by means of a tax-free reorganization whereby the separate corporate existence of Genetic Labs ceased.

        In November, 1998 Derma Sciences purchased the stock of Sunshine Products, Inc. (“Sunshine Products”) in a cash transaction. As a result of the stock purchase, Sunshine Products became a wholly-owned subsidiary of Derma Sciences.

        In August, 2002 Derma Sciences acquired the assets of Dumex Medical Inc., a leading manufacturer and distributor of wound care and related medical devices to the Canadian market. The acquisition was effected by Derma Sciences’ wholly-owned Canadian subsidiary, Dumex Medical Canada Inc. (“Dumex Canada”).

        Derma Sciences and its subsidiaries Sunshine Products and Dumex Canada are referred to collectively as the “Company.” The Company’s executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey.

        The Company engages in the manufacture, marketing and sale of three dermatological related product lines: wound care, wound closure-fasteners and skin care. The Company’s customers consist of various health care agencies and institutions such as nursing homes, hospitals, home healthcare agencies, physicians offices and retail and closed door pharmacies. The Company sells its products principally through distributors servicing these markets in the United States and select international markets. In Canada, the majority of the sales are made directly to hospitals. The Company’s principal manufacturing and distribution facilities are located in St. Louis, Missouri and Toronto, Canada. The Company, through Dumex Canada, maintains a manufacturing facility in Nantong, China producing wound care products.

The Company’s Markets

Wound Care

        The Company markets a line of wound care and surgical products to doctors, clinics, nursing homes, hospitals and other institutions. The Wound Care line consists of basic and advanced dressings, ointments and sprays designed to manage and treat a wide range of skin conditions from basic burns, skin tears, abrasions and incontinence related skin impairment to chronic non-healing skin ulcerations such as pressure, diabetic and venous ulcers, surgical incisions and serious burns. Many of the Company’s chronic wound care products seek to provide an environment conducive to wound healing by addressing, in addition to healing factors such as protection and infection control, additional healing factors such as vitamins, minerals, zinc, moisture, pH balance and nutrition.

Wound Closure — Fasteners

        The Company markets a line of wound closure strips, nasal tube fasteners and a variety of catheter fasteners to doctors, clinics, nursing homes, hospitals and other institutions. The Company’s wound closure strips eliminate the need for sutures on the surface of many surgical wounds, decrease the incidence of scarring and infection and promote wound healing. In contrast to the characteristics of surgical tapes, these wound closure strips yield to the movement of the skin thereby reducing traction blisters at the wound site. In addition, these wound closure strips provide excellent adherence, optimum surgical wound security and protection from irritation and skin shearing.

        The Company’s nasal tube and catheter fasteners facilitate attachment of suction tubes, feeding tubes, urinary catheters, gastrostomy tubes, wound drainage systems, IV’s and chest tubes. These fasteners incorporate dynamic tape-to-skin adhesion which minimizes irritation, blistering and skin shear. Further, the fasteners’ single piece construction permits adoption of rapid and standardized attachment procedures.

Skin Care

        The Company markets general purpose and specialized skin care products to nursing homes, hospitals, home healthcare agencies and other institutions. These products include bath sponges, antibacterial skin cleansers, soaps, hair and body washes, lotions, body oil and moisturizers. The Company’s skin care products are designed to enable customers to implement and maintain successful skin care/hygiene programs.

Directors and Executive Officers

        The directors and executive officers of the Company are:

Name	Age	Position held with the Company

Edward J. Quilty (1)	53	Chairman, President and Chief Executive Officer
John E. Yetter, CPA	51	Vice President and Chief Financial Officer

Robert C. Cole	51	Vice President - Sales & Marketing
Srini Conjeevaram (1)(2)(3)	45	Director
Stephen T. Wills, CPA, MST (1)(2)(3)	47	Director
James T. O'Brien (2)	65	Director
C. Richard Stafford, Esq. (2)(3)	68	Director
Richard J. Keim (2)(3)	68	Director
William Goodwin (4)	44	Executive Vice President - President Dumex Medical Canada Inc.

_______________
(1)   Member of the Nominating Committee.
(2)   Member of the Compensation Committee.
(3)   Member of the Audit Committee.
(4)   Effective March 9, 2004, Mr. Goodwin's employment with the Company and its Canadian subsidiary was terminated.

Market for Common Equity and Related Shareholder Matters

        The Common Stock of the Company is traded on the OTC Bulletin Board under the symbol “DSCI.OB.” The Common Stock is also traded on the Boston and Pacific Stock Exchanges under the symbol “DMS.” The Company’s Common Stock commenced trading on May 13, 1994. The following table sets forth the high and low bid prices for the Company’s Common Stock:

Quarter Ended	High	Low
2002
March 31, 2002	$0.80	$0.53
June 30, 2002	$0.72	$0.35
September 30, 2002	$0.85	$0.35
December 31, 2002	$0.85	$0.35
2003
March 31, 2003	$0.60	$0.35
June 30, 2003	$2.10	$0.36
September 30, 2003	$2.30	$0.75
December 31, 2003	$1.45	$0.90

        The stock prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. There is no public market for the Company’s preferred stock. As of the close of business on February 27, 2004, there were 1,199 holders of record of the Common Stock. The Company has paid no cash dividends in respect of its Common Stock and does not intend to pay cash dividends in the near future.

Management's Discussion and Analysis or Plan of Operations

Reference to Consolidated Financial Statements

        Management’s Discussion and Analysis or Plan of Operations should be read in conjunction with the Company’s consolidated financial statements and notes to consolidated financial statements set forth below under Item 7.

Results of Operations

        The 2003 operating results include the financial results of Dumex Medical Canada Inc. for all of 2003 and for 2002 from the August 26, 2002 acquisition date. Unless otherwise indicated by the context, the term Dumex is used throughout this discussion in reference to the operations of Dumex Medical Canada Inc. and the term Derma is used throughout this discussion in reference to the operations of the Company excluding Dumex.

        The following table highlights the 2003 and 2002 operating results.

	Year Ended December 31
	2003	2002	Variance

Net sales	$17,941,451	$11,749,472	$6,191,979	53%
Gross profit	6,137,549	5,260,202	877,347	17%
Operating expenses	6,059,516	4,891,019	1,168,497	24%
Interest expense, net	263,253	239,079	24,174	10%
Other (income) expense, net	(207,461)	68,736	276,197	--
Total expenses	6,115,308	5,198,834	916,474	18%
Income before income taxes	22,241	61,368	(39,127)	(64%	)
Provision for income taxes	--	--	--	--

Net income	$22,241	$61,368	$(39,127)	(64%	)

        Net sales increased $6,191,979, or 53%, to $17,941,451 in 2003 from $11,749,472 in 2002. The increase is due to the inclusion of the Dumex business in the Company’s operating results for the entire 2003 year versus the August 26, 2002 acquisition date in 2002. The Derma product line sales declined 6% in 2003 compared with 2002. Derma wound care sales increased 4% in 2003, primarily as a result of an aggressive sales and marketing effort at the end of 2003 to sell, at a discount, selected Derma wound care products. The sales of Derma wound closure fasteners and skin care businesses declined 5% and 20%, respectively, primarily due to competitive pressures across these product lines, along with the Company’s decision to focus a significant portion of its sales and marketing resources on expanding the U.S. Dumex business.

        Dumex 2003 hospital sales grew in line with expectations on a local currency basis and benefited from a stronger Canadian dollar and two major contracts that provided significant volumes albeit at approximately 20% lower pricing than 2002 due to the competitive nature of basic wound care products in Canada. Private label sales declined significantly in 2003 due to the loss of several customers and are expected to remain at minimal levels in 2004.

        Gross profit increased $877,347, or 17%, in 2003 to $6,137,549 from $5,260,202 in 2002 due principally to the inclusion of the incremental Dumex sales. Overall, gross profit percentages have decreased to 34% from 45% in 2002. This decrease is attributable to the increasingly higher percentage of lower margin Dumex sales as a percentage of total sales coupled with pricing and product cost pressures in certain segments of the business. Overall, Dumex margins improved approximately 1.5% in 2003 versus 2002. Dumex margins in 2003 were negatively impacted by higher China sourced raw material cotton and freight costs, competitive sales pricing and lower fixed overhead absorption as a result of outsourcing products to China versus in-house manufacture. These negative gross profit impacts were offset by the strengthening of the Canadian dollar versus the U.S. dollar resulting in significant cost savings on U.S. dollar denominated inventory purchases.

        With respect to the Derma product lines, 2003 versus 2002 gross profit percentages declined 2% in the wound care line due to pricing pressures, were flat in the wound closure fasteners business and declined 8% in the skin care line. The skin care line margins declined due to the adverse impact of lower sales volumes on operational efficiency and fixed overhead absorption.

        Operating expenses increased $1,168,497, or 24%, to $6,059,516 in 2003 from $4,891,019 in 2002. The increase is attributable to the inclusion of Dumex operating expenses for all of 2003 versus the August 26, 2002 acquisition date in 2002. Derma total operating expenses were flat in 2003 compared to 2002. Derma warehouse expenses increased 30% in 2003 which was primarily attributable to additional resources required to distribute the Dumex product line to U.S. customers commencing July 1, 2003. Derma 2003 versus 2002 marketing expenses decreased by 52% as a result of lower printing, promotion and consulting activities, while management devoted additional resources to the reorganization, expansion and upgrade of the sales force. Derma 2003 versus 2002 sales expenses increased 3%. Excluding a 2002 severance expense relating to a former sales executive, sales expenses increased 20% in 2003. Derma 2003 versus 2002 general and administrative expenses increased 2% as a result of higher employee compensation, accounting, insurance and public relations fees, partially offset by integration savings in the regulatory area, along with lower bad debt, bank charge and depreciation expenses.

        Dumex 2003 operating expenses met expectations on a local currency basis but were adversely impacted by the strengthening Canadian dollar versus the U.S. dollar. The Canadian dollar appreciated approximately 11% versus the U.S. dollar when comparing the 12 month 2003 versus the last four months of 2002 Canadian dollar versus U.S. dollar average exchange rate. In 2003, Dumex realized approximately $100,000 in warehouse and customer service costs savings resulting from the mid-year closure of the Atlanta distribution center and the transfer of Dumex’s U.S. customer service functions to the Company’s St. Louis facility. These 2003 versus 2002 cost savings were offset by increased resources devoted to the sales function to more aggressively promote the Dumex product line in Canada, and increased utility, travel, insurance and accounting costs.

        Interest expense, net increased $24,174 to $263,253 in 2003 versus $239,079 in 2002. The increase in 2003 is primarily due to the inclusion of Dumex interest expense for the entire year 2003 of $104,959 and the write off of deferred financing costs related to the February 28, 2003 termination of the Company’s former U.S. line of credit in the amount of $66,342, partially offset by the decrease attributable to the non-recurrence of an imputed non-cash interest charge of $135,200 associated with the conversion of the Company’s series C and D bonds and accrued interest outstanding in January 2002.

        Other income, net increased $276,197 in 2003 to $207,461 of income from $68,736 of expense in 2002. The following table highlights the major other (income) expense items for the years ended December 31, 2003 and 2002:

	2003	2002

Gain on sale and/or conversion of slow moving inventory	$(202,087)	-
Settlement of payroll tax liability	(88,712)	-
Other	83,338	68,736

Total	$(207,461)	$68,736

        The Company did not record any tax expense in 2003 or 2002 as net operating loss carryforwards have been available to offset taxable income. At December 31, 2003 the Company has net operating loss carryforwards of approximately $6,750,000 for federal and state income tax purposes. The federal net operating loss carryforwards begin to expire in 2012-2020 and the state net operating loss carryforwards begin to expire in 2004-2010. The Company also has foreign net operating loss carryforwards of $157,000 that begin to expire in 2009.

        The Company generated net income of $22,241, or $0.00 per share (basic) and $0.00 per share (diluted), in 2003 compared to net income of $61,368, or $0.02 per share (basic) and $0.01 share (diluted), in 2002.

Liquidity and Capital Resources

        In June 2003, the Company closed a private offering of 4,000,000 shares of its common stock at a price of $0.50 per share. Offering proceeds were used to fund strategic initiatives and for general working capital purposes. From January 2002 through December 31, 2003, 4,000,000 shares of common stock were issued pursuant to the offering and offering proceeds of $1,879,810, net of $120,190 in offering expenses, were received of which $1,126,490 was received in 2003.

        As of November 23, 1999 the Company entered into a 4 year agreement to serve as the exclusive distributor in the United States for certain catheter fasteners. The manufacturer of the fasteners has given the Company the required nine months notice of its intention not to renew the agreement in its present form. Accordingly, the Company’s rights under the current agreement will terminate on August 23, 2004. The parties are presently engaged in negotiations with a view to executing a new agreement. However, no assurance can be given that these negotiations will prove successful. Annual sales of catheter fasteners under the current agreement aggregate approximately $750,000.

        At December 31, 2003 and December 31, 2002, the Company had cash and cash equivalents of $439,837 and $1,496,357, respectively. The $1,056,520 decrease in cash primarily arose from the investment of $915,305 in operating activities, principally related to receivables arising from a year-end sales increase and an increase in inventory to take advantage of anticipated market opportunities, together with investing activities of $200,325 consisting of the purchase of product rights in the amount of $114,691 and capital expenditures of $85,634. Funds provided by financing activities were $77,780 principally relating to proceeds from issuance of stock, net of offering costs, of $1,126,490, an increase in the Canadian line of credit of $176,523, partially offset by debt repayments of $195,810, payoff of the U.S. line of credit of $1,000,000 and deferred financing costs of $29,423. Working capital increased $1,481,967 to $4,836,968 at December 31, 2003 due principally to increases in accounts receivable arising from strong December 2003 sales and an increase in inventory to support anticipated 2004 business opportunities.

        The Company renewed its revolving credit facility agreement to fund Dumex’s day-to-day operations on December 31, 2003. Maximum potential advances under the agreement at December 31, 2003 were $1,429,000. Advances outstanding against the credit facility were $1,361,708 at December 31, 2003, leaving an additional $67,292 available for borrowing.

        The Company has a line of credit agreement with a U.S. lender for a maximum principal amount of $3,000,000. No funds have been drawn against the line to date. Estimated maximum potential advances under the line at December 31, 2003 were $1,630,000. Advances will be utilized to fund strategic initiatives and for general working capital purposes.

        On January 9, 2004, the Company purchased certain wound care assets and product rights from the Kimberly-Clark Corporation for total consideration of approximately $2.0 million. The consideration consisted of cash of $434,000 and a seller financed, non interest bearing promissory note due on or before December 31, 2004 of $1,566,000. The cash outlay consists of $300,100 paid at closing and $133,900 for estimated acquisition related costs to be paid as incurred. The equipment purchased will be transferred and installed in the Company’s manufacturing facility in Toronto, Canada in the second quarter 2004. Estimated costs, the majority of which will be capitalized, to complete the transfer, installation and validation of the equipment are $300,000.

        In accordance with the purchase agreement, the Company began to record sales effective January 1, 2004. Kimberly-Clark will manufacture wound care products, for the account of the Company, at its facility through March 31, 2004 to meet current customer demand and to build sufficient inventory to cover the period during which production at the Kimberly-Clark facility is discontinued and the equipment is transferred to the Company’s facility in Toronto, Canada. Upon cessation of manufacturing at Kimberly-Clark’s facility, the Company will purchase, in accordance with a pre-determined formula, inventory consisting of raw materials and a three to four months supply of finished goods. The price of this inventory is estimated to be $750,000.

        In January and February, 2004, the Company entered into capital and operating lease obligations totaling $296,200 for distribution equipment for the Company’s Fenton, Missouri distribution facility, expected to come on-line in March 2004, and upgrades to Company-wide telephone and information technology equipment.

        On January 30, 2004 the Company entered into a new one year line of credit agreement with its U.S. lender. The maximum principal amount of the line increased to $4,000,000 from $3,000,000. Estimated maximum potential advances under the agreement are equal to the lesser of (A) $4,000,000 or (B) the sum of (i) 80% of eligible receivables (as defined), (ii) 50% of eligible inventory (as defined), (iii) an amount equal to the immediate liquidation value of funds deposited with the U.S. lender in a restricted account as security for any letters of credit extended by the lender on the Company’s behalf up to $1,000,000, less the aggregate of any outstanding letters of credit issued by the lender. All other terms and conditions of the agreement remained unchanged. In connection with entering into the new line of credit agreement, the Company deposited $1,000,000 of cash in a restricted account with the U.S. lender and the lender issued an irrevocable standby letter of credit on the Company’s behalf for the benefit of Kimberly-Clark Corporation in the amount of $1,566,000.

        Estimated maximum potential advances under the new line of credit agreement on the date of signing were $1,130,000. No funds have been drawn against the line to date. Advances will be utilized for general working capital purposes. The restricted cash of $1,000,000 together with available cash on hand or available line borrowing capacity will be utilized to pay the $1,566,000 Kimberly-Clark promissory note due December 31, 2004.

        On February 25, 2004, the Company closed a private offering of 2,057,145 shares of its common stock at a price of $1.05 per share. Offering proceeds will be used to fund strategic initiatives and for general working capital purposes. Offering proceeds of $1,975,000, net of estimated offering expenses of $185,000, have been received.

        On March 9, 2004 the Company terminated the employment of William M. Goodwin, its Executive Vice President and President of its Dumex Medical Canada Inc. subsidiary. Mr. Goodwin’s duties will be assumed by the Company President and Chief Executive Officer, Edward J. Quilty. The Company does not expect that the departure of Mr. Goodwin will have an adverse effect upon its operations or those of its Dumex Medical Canada subsidiary. The Company anticipates taking a charge of approximately $250,000 in the first quarter, 2004 relative to severance and other costs related to Mr. Goodwin’s termination.

        Prospectively, the Company seeks to increase sales and profits by, among other initiatives, integration of the Kimberly-Clark Corporation wound care assets into the Company’s operations, increased private label activity with certain major distributors, increased in-house manufacturing of selected products currently purchased from outside manufacturers, increased Dumex product line sales in the U.S. and organic growth of its core product lines in the U.S. and Canada. In 2004, the Company anticipates higher costs arising from the larger, stand-alone Fenton, Missouri distribution center facility, additional resources devoted to sales and marketing to enable the Company to more aggressively promote its products, integration costs related to the Kimberly-Clark Corporation wound care assets acquisition and higher expenses related to upgrading the Company’s information technology computer systems and network. The Company will increase inventory levels, as necessary, during the first quarter 2004 in order to support anticipated 2004 business opportunities.

        During the remainder of 2004, an additional $200,000 to $300,000 is expected to be incurred to upgrade the Company’s manufacturing capability.

        Among the potential sources of capital the Company expects to utilize to finance its growth plans are anticipated improved profitability, prudent utilization of available lines of credit, leasing arrangements and the proceeds of its most recently completed common stock private offering. Strategically, the Company’s plan is to stay focused on its base business while considering external opportunities to leverage its core capabilities for growth. The Company believes that its available funds from operations, the U.S. and Canadian lines of credit and the capital raised from the private offerings in 2003 and the first quarter of 2004 will be sufficient to meet the Company's capital requirements for the foreseeable future.

        The Common Stock of the Company is traded on the OTC Bulletin Board under the symbol “DSCI.OB.” The Common stock is also traded on the Boston and Pacific Stock Exchanges under the symbol “DMS.” The Company has paid no cash dividends in respect of its Common Stock and does not intend to pay cash dividends in the near future.

Additional Financial Information

Forward Looking Statements

        Statements that are not historical facts, including statements about the Company’s confidence, strategies, expectations about new or existing products, technologies, opportunities, market demand or acceptance of new or existing products are forward-looking statements that involve risks and uncertainties. These uncertainties include, but are not limited to, product demand and market acceptance risk, impact of competitive products and prices, product development, commercialization or technological delays or difficulties, and trade, legal, social, financial and economic risks.

Critical Accounting Policies

        Estimates and assumptions are required in the determination of sales deductions for trade rebates, discounts and allowances. Significant estimates and assumptions are also required in determining the appropriateness of amortization periods for identifiable intangible assets, the potential impairment of goodwill and the valuation of inventory. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. For any individual estimate or assumption made by us, there may also be other reasonable estimates or assumptions. We believe, however, that given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on our consolidated results of operations, financial position or cash flows for the periods represented in this section. Our most critical accounting policies are described below:

Revenue Recognition and Adjustments to Revenue

        Revenue is recognized when product is shipped and title passes to the customer. When we recognize revenue from the sale of our products, we simultaneously adjust revenue for estimated trade rebates. A trade rebate represents the difference between our invoice price to the wholesaler and the indirect customer’s contract price. These rebates are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors. If the assumptions we used to calculate these rebates do not appropriately reflect future activity, our financial position, results of operations and cash flows could be impacted. We continually monitor the factors that influence these rebates and make adjustments as necessary.

Goodwill

        At December 31, 2003, the Company’s skin care segment had $1,110,967 of goodwill. The Company tests goodwill for impairment in the fourth quarter of each year or when impairment indicators are present. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments and assumptions in estimating future cash flows to determine the fair value of the reporting unit. These assumptions include future growth rates, discount factors, future tax rates and other factors. The Company’s cash flow forecasts are based on assumptions that are consistent with the plans and estimates used to manage the underlying business. In addition, the Company makes certain judgments about allocating shared assets to the balance sheet for this segment. If the expected cash flows are not realized, impairment losses may be recorded in the future.

Inventory

        The Company writes down the value of inventory by the estimate of the difference between the cost of the inventory and its net realizable value. The estimate takes into account projected sales of the inventory on hand and the age of the inventory in stock. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The provision for the write-down of inventory is recorded in cost of sales.

Annual Report

        THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH BENEFICIAL HOLDER OF COMMON STOCK ON THE RECORD DATE, UPON WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. ANY SUCH REQUEST SHOULD BE MADE IN WRITING TO THE CORPORATE SECRETARY, DERMA SCIENCES, INC., 214 CARNEGIE CENTER, SUITE 100, PRINCETON, NEW JERSEY 08540.

Report of Independent Auditors

To the Shareholders and Board of Directors
Derma Sciences, Inc.

        We have audited the accompanying consolidated balance sheets of Derma Sciences, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Derma Sciences, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
February 20, 2004,
except for Note 21, as to which the
date is March 9, 2004

DERMA SCIENCES, INC.

Consolidated Balance Sheets

===================================================================================================
                                                                               December 31,
ASSETS                                                                    2003             2002
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Current Assets
  Cash and cash equivalents                                          $    439,837     $  1,496,357
  Accounts receivable, net                                              2,627,092        1,975,993
  Inventories                                                           4,003,258        2,875,755
  Prepaid expenses and other current assets                               351,962          281,066
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Total current assets                                                    7,422,149        6,629,171
Property and equipment, net                                             1,077,688          987,891
Goodwill                                                                1,110,967        1,110,967
Patents and trademarks, net                                               123,671          140,378
Other assets, net                                                         191,698          220,177
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Total Assets                                                         $  9,926,173     $  9,088,584
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LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------
Current Liabilities
  Line of credit                                                     $  1,361,708     $  1,962,627
  Current maturities of long-term debt                                    178,720          173,493
  Accounts payable                                                        731,438          692,259
  Accrued expenses and other current liabilities                          313,315          445,791
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Total current liabilities                                               2,585,181        3,274,170
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Long-term debt                                                            849,981          845,455
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Total Liabilities                                                       3,435,162        4,119,625
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Shareholders' Equity
Common stock, $.01 par value, 30,000,000 shares authorized;
  issued and outstanding: 7,462,695 shares in 2003; 4,631,276 shares
  in 2002                                                                  74,627           46,313
Convertible preferred stock, $.01 par value; 11,750,000 shares authorized; issued and outstanding: 2,284,574 shares in 2003;
  2,526,242 shares in 2002 (liquidation preference of $4,235,233
  at December 31, 2003)                                                    22,846           25,262
Additional paid-in capital                                             16,746,690       15,588,698
Accumulated other comprehensive income (loss)                             294,185          (21,736)
Accumulated deficit                                                   (10,647,337)     (10,669,578)
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Total Shareholders' Equity                                              6,491,011        4,968,959
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Total Liabilities and Shareholders' Equity                           $  9,926,173     $  9,088,584
===================================================================================================

See accompanying notes.

DERMA SCIENCES, INC.

Consolidated Statements of Operations

===================================================================================================
                                                                     Year ended December 31
                                                                     2003            2002
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Net Sales                                                            $ 17,941,451     $ 11,749,472

Cost of sales                                                          11,803,902        6,489,270
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Gross Profit                                                            6,137,549        5,260,202
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Operating expenses                                                      6,059,516        4,891,019
Interest expense, net                                                     263,253          239,079
Other (income) expense, net                                              (207,461)          68,736
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Total Expenses                                                          6,115,308        5,198,834
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Income before provision for income taxes                                   22,241           61,368
Provision for income taxes                                                  -                -
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Net Income                                                           $     22,241     $     61,368
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Income per common share - basic                                      $       0.00     $       0.02
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Income per common share - diluted                                    $       0.00     $       0.01
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Shares used in computing income per common share - basic                6,108,290        3,740,307
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Shares used in computing income per common share - diluted             10,795,026        6,886,113
===================================================================================================

See accompanying notes.

DERMA SCIENCES, INC.

Consolidated Statements of Cash Flows

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                                                                          Year Ended December 31
                                                                          2003              2002
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Operating Activities
  Net income                                                          $    22,241     $     61,368
  Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
    Depreciation                                                          156,771           97,081
    Amortization                                                           88,232           72,248
    Deferred financing costs                                               66,342          120,200
    Provision for bad debts and rebates                                   111,785           25,248
    Provision for inventory obsolescence                                   50,453           55,297
    Loss on disposal of property and equipment                              2,132            -
    Employee stock option expense                                          57,400            -
    Changes in operating assets and liabilities:
       Accounts receivable                                               (507,346)         164,379
       Inventories                                                       (732,986)         566,788
       Prepaid expenses and other current assets                          (46,784)        (122,579)
       Other assets                                                         1,529          (32,905)
       Accounts payable                                                    (7,308)        (287,135)
       Accrued expenses and other current liabilities                    (177,766)         116,829
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Net cash (used in) provided by operating activities                      (915,305)         836,819
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Investing Activities
  Purchase of product rights                                             (114,691)           -
  Purchases of property and equipment                                     (85,634)         (84,746)
  Acquisition of business assets, net of cash acquired                      -           (1,047,762)
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Net cash used in investing activities                                    (200,325)      (1,132,508)
---------------------------------------------------------------------------------------------------
Financing Activities
  Net change in bank line of credit                                      (823,477)         662,950
  Deferred financing costs                                                (29,423)         (97,797)
  Long-term debt repayments                                              (195,810)         (51,445)
  Proceeds from issuance of stock, net of offering costs                1,126,490          753,320
---------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                  77,780        1,267,028
---------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                   (18,670)             235
---------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                   (1,056,520)         971,574

Cash and cash equivalents
  Beginning of year                                                     1,496,357          524,783
---------------------------------------------------------------------------------------------------
  End of year                                                        $    439,837     $  1,496,357
---------------------------------------------------------------------------------------------------

Supplemental cash flow information
  Bond conversion reset provision charged to paid-in capital                -              $45,000
  Conversion of bonds payable and accrued interest to preferred stock       -             $595,200
  Common stock and warrants issued for debt conversion/extension            -             $120,200
  Stock options granted in connection with acquisition                      -             $115,000
===================================================================================================

See accompanying notes.

DERMA SCIENCES, INC.

Consolidated Statements of Shareholders' Equity

=========================================================================================================================================
                                                                                               Accumulated
                                  Common     Preferred             Convertible   Additional        Other                        Total
                                  Shares      Shares     Common     Preferred      Paid-In     Comprehensive  Accumulated   Shareholders'
                                  Issued      Issued      Stock       Stock        Capital     Income (Loss)    Deficit        Equity
-----------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001      2,407,109   1,960,009    $24,071     $19,600    $13,987,882          -      $(10,730,946)   $3,300,607
-----------------------------------------------------------------------------------------------------------------------------------------

Net income                           -           -          -           -              -             -            61,368        61,368
Foreign currency translation
  adjustment                         -           -          -           -              -          (21,736)          -          (21,736)
                                                                                                                               --------
Comprehensive income - total         -           -          -           -              -             -              -           39,632
Issuance of common stock in
  private placement, net of
  offering costs of $46,680     1,600,000        -        16,000        -           737,320          -              -          753,320
Conversion of convertible bonds      -      1,190,400       -         11,904        748,496          -              -          760,400
Conversion of preferred shares    624,167    (624,167)     6,242      (6,242)          -             -              -             -
Stock options granted in
  connection with acquisition
  and related financing              -           -          -           -           115,000          -              -          115,000
-----------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2002      4,631,276   2,526,242    $46,313     $25,262    $15,588,698      $(21,736)  $(10,669,578)   $4,968,959
-----------------------------------------------------------------------------------------------------------------------------------------

Net income                           -           -          -           -              -             -            22,241        22,241
Foreign currency translation
  adjustment                         -           -          -           -              -          315,921           -          315,921
                                                                                                                               -------
Comprehensive income - total         -           -          -           -              -             -              -          338,162
Issuance of common stock in
  private placement, net of
  offering costs of $73,510     2,400,000        -        24,000        -         1,102,490          -              -        1,126,490
Conversion of preferred shares    241,668    (241,668)     2,416      (2,416)         -              -              -             -
Cashless exercise of common
  stock warrants                  189,751        -         1,898        -            (1,898)         -              -             -
Employee stock option expense        -           -          -           -            57,400          -              -           57,400
-----------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2003      7,462,695   2,284,574    $74,627     $22,846    $16,746,690      $294,185   $(10,647,337)   $6,491,011
=========================================================================================================================================

See accompanying notes.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

1.     Organization and Summary of Significant Accounting Policies

        Derma Sciences, Inc. and its subsidiaries (the “Company”) are full line providers of wound care, wound closure-fasteners and skin care products. The Company markets its products principally through independent distributors servicing the long-term care, home health and acute care markets in the United States, Canada and other select international markets. The Company’s principal manufacturing and distribution facilities are located in St. Louis, Missouri and Toronto, Canada. The Company also has a manufacturing facility in Nantong, China.

        Summary of Significant Accounting Policies:

        Principles of Consolidation – The consolidated financial statements include the accounts of Derma Sciences, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

        Use of Estimates – In conformity with accounting principles generally accepted in the United States, the preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on knowledge of current events and actions which may be undertaken in the future, actual results may ultimately differ from these estimates.

        Foreign Currency Translation – Assets and liabilities are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

        Cash and Cash Equivalents — The Company considers cash and cash equivalents as amounts on hand, on deposit in financial institutions and highly liquid investments purchased with an original maturity of three months or less.

        Concentration of Credit Risk — Financial instruments that subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions, and the Company’s policy is designed to limit exposure to any one institution. The Company’s accounts receivable is net of an allowance for doubtful accounts. The Company does not require collateral or other security to support credit sales, but provides an allowance for doubtful accounts based on historical experience and specifically identified risks. Accounts receivable are charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the company ceases collection efforts.

        Inventories — Inventories consist primarily of raw materials, packaging materials, work in process and finished goods valued at the lower of cost or market. Cost is determined on the basis of the first-in, first-out method.

        Property and Equipment – Property and equipment are stated at cost and are depreciated principally by the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term.

        Fair Value of Financial Instruments — The carrying value of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses reported in the consolidated balance sheets equal or approximate fair value due to their short maturities. The fair value of the Company’s long-term debt approximates book value as such notes are at market rates currently available to the Company.

        Patents and Trademarks – Patents and trademarks are stated on the basis of cost and are amortized over 12 to 17 years on a straight-line basis.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

        Goodwill — Goodwill of $1,110,967 represents the excess of the purchase price over the fair value of identifiable net assets acquired in the 1998 acquisition of Sunshine Products. This business combination was accounted for as a purchase. The Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets” on January 1, 2002. Goodwill and certain other intangible assets having indefinite lives are no longer amortized to earnings, but instead are subject to periodic (annual) testing for impairment. The Company tests goodwill for impairment using the two-step process prescribed by SFAS No. 142. The first step tests for potential impairment, while the second step measures the amount of impairment, if any. The Company uses a discounted cash flow analysis to complete the first step in this process. The Company conducted the required annual impairment review in the fourth quarter of 2003 and determined that the goodwill carrying value is not impaired.

        Long Lived Assets — In accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for Impairment or Disposal of Long Lived Assets” the Company reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amount of the asset or group of assets exceeds its net realizable value, the asset will be written down to its fair value.

        Cash Flow Information — Interest paid during 2003 and 2002 amounted to $170,233 and $88,567, respectively.

        Stock Based Compensation — SFAS No.123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, provides companies with a choice to follow the provisions of SFAS No. 123 in determination of stock-based compensation expense or to continue with the provisions of APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock-compensation plans. The Company has elected to follow the provisions of APB 25. Under APB 25, if the exercise price of the Company’s stock options equals or exceeds the market price of the underlying Common Stock on the date of grant, generally no compensation expense is recognized. During 2003, certain executives received common stock options with vesting based on the achievement of certain performance targets. The Company recognized compensation expense of $57,400 in 2003 related to these options. As of December 31, 2003, there were no unvested performance-based options outstanding.

        Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its stock options granted under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003 and 2002: risk-free interest rate of 4.0%, dividend yield of 0%; a volatility factor of the expected market price of the Company’s Common Stock of 1.663 and 0.753, respectively; and an expected option life of 5 years.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s stock options have characteristics significantly different from those of traded options. Further, changes in the subjective input assumptions related to the options can materially affect the fair value estimate. Therefore, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

        For purposes of pro forma disclosures, the estimated fair value of stock options is amortized to expense over the options’ vesting period. Therefore, future pro forma compensation expense may be greater as additional options are granted. The Company’s pro forma information follows:

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

	2003	2002

Net income - as reported	$22,241	$61,368
APB 25 compensation expense	57,400	-
Pro forma compensation expense	(646,007)	(199,380)

Pro forma net loss	$(566,366)	$(138,012)

Income (loss) per common share - basic
As reported	$0.00	$0.02
Pro forma	$(0.09)	$(0.04)

Income (loss) per common share - diluted
As reported	$0.00	$0.01
Pro forma	$(0.09)	$(0.04)

        The weighted average fair value per share of options granted during 2003 and 2002 was $0.96 and $0.39, respectively.

        Income Taxes — The Company accounts for taxes using an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities.

        Revenue Recognition — The Company operates in three segments: wound care, wound closure-fasteners and skin care. Sales are recorded when product is shipped and title passes to customers. Gross sales are adjusted for cash discounts, Medicaid rebates and trade rebates to derive net sales. Freight costs to ship product to customers are recorded as a component of cost of sales. Freight costs billed to and reimbursed by customers are recorded as a component of revenue.

        Advertising and Promotion Costs — Advertising and promotion costs are expensed in the year incurred and were $234,919 and $260,631 in 2003 and 2002, respectively.

        Net Income per Share – Net income per common share – basic is computed by dividing net income by the weighted average number of common shares outstanding for the period. Net income per common share – diluted reflects the potential dilution of earnings by including other common stock equivalents, including stock options, warrants, convertible preferred stock and convertible bonds in the weighted average number of common shares outstanding for a period, if dilutive.

        Reclassifications – Certain reclassifications have been made to prior year amounts reported to conform with the 2003 presentation.

2.     Dumex Medical Inc. Acquisition

        On August 26, 2002, the Company acquired substantially all the assets of Dumex Medical Inc., a leading manufacturer and distributor of wound care and related medical devices to the Canadian market. The acquisition was effected by the Company’s wholly owned Canadian subsidiary, Dumex Medical Canada Inc. The results of operations of Dumex Medical Canada Inc. have been included in the Company’s consolidated financial statements since the acquisition date.

        The acquisition was accounted for as a purchase and the acquisition cost of $3,976,425 was allocated to assets and liabilities based upon estimates of their fair values. Assets acquired totaled $3,976,425 and liabilities were $2,888,882. Cash payments of $1,060,543 and stock options valued at $27,000 were also issued as part of the purchase consideration. The following table summarizes the estimated fair values of the assets and liabilities at the date of acquisition:

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

                                        Assets Acquired
                                        ---------------

     Cash                                      $     12,781
     Receivables                                  1,268,983
     Inventory                                    1,732,853
     Property and equipment                         842,296
     Other assets                                   119,512

       Total assets acquired                                         $3,976,425

                                      Consideration Paid
                                      ------------------

     Senior debt                                 $2,397,893
     Other liabilities                              490,989

       Total liabilities and debt                                    $2,888,882

     Cash payments                                                    1,060,543
     Stock options granted                                               27,000

       Total consideration paid                                      $3,976,425

        The unaudited pro forma information below presents results of operations as if the acquisition had occurred on January 1, 2002. The pro forma information is based on historical results and is not necessarily indicative of the operations of the combined entity had the acquisition occurred on January 1, 2002, nor is it necessarily indicative of future results.

                                                   Year Ended December 31, 2002
                                                   ----------------------------

    Net sales                                                $17,480,000

    Net loss                                                 $(1,100,000)

    Loss per common share - basic and diluted                   $(0.29)

        The Dumex Medical Inc. operating results included in the foregoing condensed operating results for the year ended December 31, 2002 have been translated at the average exchange rate of 1.5706 Canadian dollars to 1 U.S. dollar.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

3.     Accounts Receivable

        Accounts receivable include the following:

                                                            December 31,
                                                       ----------------------
                                                        2003            2002
                                                        ----            ----

    Trade accounts receivable                        $2,802,985      $1,943,674
    Less:  Allowance for doubtful accounts              (35,785)        (40,000)
           Allowance for trade rebates                 (212,000)        (96,000)
                                                      ----------      ----------
         Net trade receivables                        2,555,200       1,807,674
    Other receivables                                    71,892         168,319
                                                      ----------      ----------

         Total receivables                           $2,627,092      $1,975,993
                                                      ==========      ==========

        The allowance for trade rebates reflects estimated rebates embedded in outstanding trade receivables. Other receivables at December 31, 2003 include $34,709 related to the sale of the Dumex Medical Canada Inc. narcotics product line that was sold in December 2003. Other receivables at December 31, 2002 include $133,065 related to a contract settlement fee recorded in connection with the Dumex Medical Inc. acquisition that was received in January 2003.

4.     Inventories

        Inventories include the following:

                                                            December 31,
                                                       ----------------------
                                                        2003            2002
                                                        ----            ----

        Finished goods                               $2,814,651      $2,111,546
        Work in process                                 172,536          91,788
        Packaging materials                             307,635         287,903
        Raw materials                                   708,436         384,518
                                                      ----------      ----------

             Total inventory                         $4,003,258      $2,875,755
                                                      ==========      ==========

5.     Property and Equipment

        Property and equipment include the following:

                                                            December 31,
                                                       ----------------------
                                                        2003            2002
                                                        ----            ----

        Machinery and equipment                      $1,277,352      $1,043,383
        Furniture and fixtures                          183,967         165,858
        Leasehold improvements                           49,541          40,714
                                                      ----------      ----------
             Gross property and equipment             1,510,860       1,249,955
        Less:  accumulated depreciation                (433,172)       (262,064)
                                                      ----------      ----------

             Net property and equipment              $1,077,688      $  987,891
                                                      ==========      ==========

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

6.     Patents and Trademarks

        Patents and trademarks include the following:

                                                            December 31,
                                                       ----------------------
                                                        2003            2002
                                                        ----            ----

        Patents and trademarks                       $  444,067      $  444,067
        Less:    accumulated amortization              (320,396)       (303,689)
                                                      ----------      ----------

                 Patents and trademarks, net         $ 123,671       $  140,378
                                                      ==========      ==========

        At December 31,2003, the expected amortization of patents and trademarks is $16,707 per year in 2004 through 2008. The weighted average remaining useful life of these intangibles is 7.4 years.

7.     Other Assets

        Other assets include the following:

                                                            December 31,
                                                       ----------------------
                                                        2003            2002
                                                        ----            ----

        Deferred financing costs, net                $   77,415      $  162,314
        Deposits                                         69,834          57,863
        Other                                            44,449            -
                                                      ----------      ----------

             Total other assets                      $  191,698      $  220,177
                                                      ==========      ==========

8.     Short-Term Borrowings

        Short-term borrowings include the following:

                                                            December 31,
                                                       ----------------------
                                                        2003            2002
                                                        ----            ----

        U.S. line of credit                                -         $1,000,000
        Canadian line of credit                      $1,361,708         962,627
                                                      ----------      ----------

             Total short-term borrowings             $1,361,708      $1,962,627
                                                      ==========      ==========

        U.S. Line of Credit

        In March, 2003 the Company entered into a one year line of credit agreement (subject to annual renewal) with a U.S. lender (the “Agreement”) for a maximum principal amount of $2,000,000. On December 24, 2003, the Company entered into a new one year line of credit agreement with its U.S. lender for a maximum principal amount of $3,000,000. No funds have been drawn against the line to date. Advances will be utilized to fund strategic initiatives and for general working capital purposes. The Company terminated its prior U.S. line of credit on February 28, 2003 by repaying the $1,000,000 outstanding indebtedness and paying a $50,000 early termination fee. In addition, the Company charged $66,342 to interest expense for deferred financing costs associated with the prior U.S. line of credit.

        The Company may request advances under the Agreement up to the value of 80% of eligible U.S. receivables (as defined) and 50% of eligible U.S. inventory (as defined), excluding work-in-process inventory. Interest on outstanding advances is payable monthly in arrears at the one month LIBOR rate (as published in “The Wall Street Journal”), plus 3.0%, or 4.1% on December 31, 2003. In addition, the Company will pay an annual line fee of $30,000. This line fee and any one-time lender or legal costs associated with securing the line of credit will be deferred and amortized to interest expense over the line term of one year.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

        Outstanding advances are secured by all tangible and intangible assets of the Company’s U.S. operations. Over the term of the Agreement, the Company has agreed to maintain its fixed charge ratio (as defined) at not less than 1.25:1.0 as measured quarterly on a twelve month trailing basis. Additional covenants governing permitted indebtedness, changes in entity status, purchase of securities and protection of collateral are included in the Agreement.

        Canadian Line of Credit

        On December 30, 2003, the Company renewed its revolving credit facility agreement (the “Dumex Agreement”) for a maximum principal amount of $1,700,000 with a Canadian bank. The renewed credit facility expires on December 31, 2004. The Company’s wholly owned Canadian subsidiary, Dumex Medical Canada Inc., may request advances under the Dumex Agreement up to the value of seventy-five percent (75%) of its eligible receivables (as defined) and fifty percent (50%) of eligible inventory (as defined) up to a maximum of $730,000. Interest on outstanding advances is payable monthly at the prime rate (as defined) plus 1.0%, or 5.5% for advances outstanding at December 31, 2003. Outstanding advances are secured by all tangible and intangible assets of Dumex Medical Canada Inc. In addition, the Canadian bank has a second lien security interest in the assets of the Company’s U.S. operations. The Company has also guaranteed payment of amounts due under the Dumex Agreement.

        Over the term of the Dumex Agreement, the Company has agreed to comply with a number of financial covenants governing minimum working capital, current ratios, tangible net worth, interest coverage, total indebtedness to tangible net worth and total indebtedness to adjusted pre-tax earnings. These covenants are measured at the end of each month. Additional covenants governing permitted indebtedness, liens, payments of dividends and protection of collateral are included in the Dumex Agreement. In the event of a margin deficiency (as defined) or covenant violation, the Company is required to advance up to an additional $385,000 of working capital to Dumex Medical Canada Inc. in order to correct the deficiency. This additional working capital may be repaid to the Company 45 days after the margin deficiency or covenant violation has been cured upon the condition that such repayment not result in a margin deficiency, covenant violation or any other event of default.

        As security for indebtedness of the Company’s subsidiary, Dumex Medical Canada Inc., the Company has accorded a Canadian bank its guarantee of payment together with a second lien security interest in the Company’s assets located in the U.S. In connection with the Dumex Agreement and in return for a standby letter of credit in the amount of $200,000 against the new line of credit, the Canadian bank has agreed not to exercise its rights under its second lien security interest and guarantee against the Company’s U.S. assets without the U.S. lender’s approval. The standby letter of credit serves to reduce the Company’s potential borrowing capacity under the Agreement by $200,000.

9.     Convertible Bonds

        Effective January 7, 2002, bondholders of all the Company’s issued and outstanding series C and D convertible bonds converted the entirety of the $475,000 principal and $120,200 accrued interest into units at a rate of one unit for each $0.50 of principal and interest converted. Each unit consists of one share of series C or series D preferred stock and one and one tenth warrants to purchase one share of common stock at a per share exercise price of $0.57 (“Series F Warrants”). Each share of preferred stock is convertible into common stock on a one-for-one basis. Principal and accrued interest under the bonds totaling $595,200 were converted into 1,190,400 shares of convertible preferred stock and 1,309,441 series F warrants.

        In connection with the conversion, the Company recognized an imputed non-cash interest charge of $165,200. A charge of $45,000 was taken to account for the value of the reset concession granted to the bondholders. This charge was amortized over the eighteen-month term of a reset concession. A charge of $120,200 was taken immediately in 2002 to account for the conversion terms associated with the accrued interest.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

10.   Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities include the following:

                                                            December 31,
                                                       ----------------------
                                                        2003            2002
                                                        ----            ----

     Accrued compensation and related taxes          $  105,783      $  233,093
     Accrued sales, goods and services taxes            154,974          59,217
     Other                                               52,558         153,481
                                                      ----------      ----------

       Total accrued expenses and other current
         liabilities                                 $  313,315      $  445,791
                                                      ==========      ==========

11.   Long-Term Debt

        Long-term debt includes the following:

                                                            December 31,
                                                       ----------------------
                                                        2003            2002
                                                        ----            ----

     Canadian term loan                              $1,025,839      $  987,576
     Capital lease obligations                            2,862          31,372
                                                      ----------      ----------

          Total debt                                  1,028,701       1,018,948
     Less:  current maturities                          178,720         173,493
                                                      ----------      ----------

          Long-term debt                             $  849,981      $  845,455
                                                      ==========      ==========

        In connection with the acquisition of substantially all the assets of Dumex Medical Inc., the Company entered into a five-year term loan agreement with a Canadian Bank. The loan is repayable in monthly payments consisting of principal and interest. Interest on the outstanding principal balance is payable monthly at the bank’s prime rate (as defined) plus 1.25%, or 5.75% at December 31, 2003. The term loan is secured by all tangible and intangible assets of Dumex Medical Canada Inc. and subject to the same financial covenants applicable to the operating line of credit (See Note 8).

        The Company has commitments under a capital lease for certain manufacturing equipment. Payments consisting of principal and accrued interest at an annual rate of 10.75% are made monthly. The lease expires in August 2004.

        The following are the term loan and capital lease maturities for the next 4 years:

                      Term Loan            Capital Lease           Total
                      ---------            -------------           -----

     2004            $  175,858                $2,862           $  178,720
     2005               188,199                  -                 188,199
     2006               212,881                  -                 212,881
     2007               448,901                  -                 448,901
                      ---------                 -----            ---------

                     $1,025,839                $2,862           $1,028,701
                      =========                 =====            =========

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

        During the period January 1, 2004 through February 20, 2004, the Company entered into two capital leases with total lease commitments of $215,600. The Company entered into a 36 month computer equipment and a 60 month distribution center related equipment lease with lease commitments of $50,600 and $165,000, respectively. The Company also entered into two operating leases with total lease commitments of $80,600 for telephone system, computer networking and office equipment.

12.   Shareholders’ Equity

        Preferred Stock

        There are 150,003 shares of series A convertible preferred stock outstanding. The series A preferred stock is convertible into common stock on a one-for-one basis, bears no dividend, maintains a liquidation preference of $4.00 per share, votes as a class on matters affecting the series A preferred stock and maintains voting rights identical to the common stock on all other matters.

        There are 444,170 shares of series B convertible preferred stock outstanding. The series B preferred stock is convertible into common stock on a one-for-one basis, bears no dividend, maintains a liquidation preference of $6.00 per share, votes as a class on matters affecting the series B preferred stock and maintains voting rights identical to the common stock on all other matters.

        There are 619,055 shares of series C convertible preferred stock outstanding. The series C preferred stock is convertible into common stock on a one-for-one basis, bears no dividend, maintains a liquidation preference averaging $0.70 per share, votes as a class on matters affecting the series C preferred stock and maintains voting rights identical to the common stock on all other matters.

        There are 1,071,346 shares of series D convertible preferred stock outstanding. The series D preferred stock is convertible into common stock on a one-for-one basis, bears no dividend, maintains a liquidation preference averaging $0.50 per share, votes as a class on matters affecting the series D preferred stock and maintains voting rights identical to the common stock on all other matters.

        Stock Purchase Warrants

        At December 31, 2003, the Company had warrants outstanding to purchase the Company’s common stock as outlined below:

    Series       Number of Warrants      Exercise Price    Expiration Date
    ------       ------------------      --------------    ---------------

      E                1,870,007              $0.85        July 18, 2005
      F                1,309,441              $0.57        January 6, 2007

        The Company’s 666,673 series B warrants with an exercise price of $6.75 per share expired on June 15, 2002. In connection with the conversion of the Company series C and D convertible bonds on January 2, 2002, 1,309,441 series F warrants were issued. In July 2003 there was a cashless exercise of 330,002 series E warrants into 189,751 shares of common stock.

        Other Equity Transactions

        In June 2003, the Company closed a private offering of 4,000,000 shares of its common stock at a price of $0.50 per share initiated in January 2002. Total offering proceeds of $1,879,810, net of $120,190 in offering expenses, were used to fund strategic initiatives and for general working capital purposes.

        In July 2003, a total of 241,668 shares of series B, C and D preferred stock were converted into 241,668 shares of common stock.

        In May 2002, a total of 624,167 shares of series A, B and C preferred stock were converted into 624,167 shares of common stock.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

        Shares Reserved for Future Issuance

        At December 31, 2003, the Company has reserved the following shares of common stock for future issuance:

    Convertible preferred shares (series A - D)           2,284,574
    Common stock options outstanding                      3,676,155
    Common stock options available for grant                604,500
    Common stock warrants (series E - F)                  3,179,448
                                                          ---------

    Total common stock shares reserved                    9,744,677
                                                          =========

13.   Operating Segments

        The Company consists of three operating segments: wound care, wound closure-fasteners and skin care. Products in the wound care segment consist of basic and advanced dressings, ointments and sprays designed to treat wounds. Wound closure-fasteners products include wound closure strips, nasal tube fasteners, a variety of catheter fasteners and net dressings. The skin care segment consists of bath sponges, antibacterial skin cleansers, hair and body soaps, lotions and moisturizers designed to enable customers to implement and maintain successful skin care / hygiene programs. Dumex Medical Canada Inc.‘s operating results have been included in the wound care segment for all of 2003 and in 2002 since the acquisition date of August 26, 2002.

        Products in all three operating segments are marketed to long-term care facilities, hospitals, physicians, clinics, home health care agencies and other healthcare institutions. The manufacture of advanced wound care and wound closure-fastener products is primarily outsourced. Basic wound care and skin care products are manufactured in-house with the exception of the bath sponge line. Internally, the segments are managed at the gross profit level. The aggregation or allocation of other costs by segment is not practical.

         Segment sales and gross profit for 2003 and 2002 are as follows:

                                        Year Ended December 31, 2003
                                        ----------------------------

                                        Wound Closure-                                    Total
                          Wound Care      Fasteners        Skin Care    Other Costs      Company
                          ----------      ---------        ---------    -----------      -------

Net sales                $12,873,602       $3,005,517     $2,062,332           -       $17,941,451
                          ----------        ---------      ---------     -----------    -----------

Gross profit               4,150,237        1,467,747        519,565           -         6,137,549
Total expenses                  -                -              -       $(6,115,308)    (6,115,308)
                                                                                        -----------

Net income                                                                             $    22,241
                                                                                        ===========

Net long-lived assets    $   992,628            -         $1,328,507    $     26,123   $ 2,347,258
                          ==========                       =========     ============   ===========

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

                                        Year Ended December 31, 2002
                                        ----------------------------

                                        Wound Closure-                                    Total
                          Wound Care      Fasteners        Skin Care    Other Costs      Company
                          ----------      ---------        ---------    -----------      -------

Net sales                $  6,007,456      $3,157,218     $2,584,798           -       $11,749,472
                          ----------        ---------      ---------     -----------    -----------

Gross profit                2,815,534       1,579,807        864,861           -         5,260,202
Total expenses                   -               -              -       $(5,198,834)    (5,198,834)
                                                                                        -----------

Net income                                                                             $    61,368
                                                                                        ===========

Net long-lived assets    $    946,321            -         $1,250,536   $    42,379    $ 2,239,236
                          ==========                       =========     ============   ===========

        Long-lived assets consist of property and equipment, patents and trademarks and goodwill. Wound care long-lived assets consist principally of Dumex Medical Canada Inc. property and equipment and patents and trademarks. Wound closure and fastener products are for the most part outsourced and accordingly are not supported internally by long-lived assets. Skin care long-lived assets consist of goodwill associated with the acquisition of Sunshine Products, Inc. and property and equipment associated therewith.

        A geographical breakdown of the Company’s sales, gross profit and long-lived assets is outlined below:

                         United States      Canada        Other        Total
                         -------------      ------        -----        -----
2003
----

Net sales                  $9,163,379     $8,004,926    $773,146    $17,941,451
                            ---------      ---------     -------     ----------
Gross profit               $4,340,601     $1,526,348    $270,600    $ 6,137,549
                            ---------      ---------     -------     ----------
Net long-lived assets      $1,531,415     $  757,321    $ 58,522    $ 2,347,258
                            ---------      ---------     -------     ----------

2002
----

Net sales                  $8,799,412     $2,274,516    $675,544    $11,749,472
                            ---------      ---------     -------     ----------
Gross profit               $4,615,202     $  410,000    $235,000    $ 5,260,202
                            ---------      ---------     -------     ----------
Net long-lived assets      $1,439,254     $  757,159    $ 42,823    $ 2,239,236
                            ---------      ---------     -------     ----------

        Other sales and gross profit relate principally to wound closure-fastener sales in Europe. Other long-lived assets relate to the Company’s manufacturing facility in China.

14.   Income Taxes

        Income before income taxes consists of the following components:

                                                        2003            2002
                                                        ----            ----
    Domestic                                         $ (3,620)      $ 243,582
    Foreign                                            25,861        (182,214)
                                                       -------       ---------

    Total income before income taxes                 $ 22,241       $  61,368
                                                       =======       =========

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

         Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                            December 31,
                                                       ----------------------
                                                        2003            2002
                                                        ----            ----
    Deferred tax liabilities:
       Prepaid insurance                             $  (12,326)     $  (10,531)
       Patent amortization                              (44,755)        (51,537)
       Deferred financing costs                          (5,267)        (26,930)
                                                      ----------      ----------
         Total deferred tax liabilities                 (62,348)        (88,998)
    Deferred tax assets:
       Net operating loss carryforwards - U.S.        2,741,346       2,849,013
       Net operating loss foreign                        53,296          61,953
       Depreciation                                      60,418          80,481
       Amortization of intangibles                       85,881          94,759
       Accrued expenses                                 159,007         148,931
       Allowance for doubtful accounts                   12,178          16,237
       Other                                             23,301          16,814
                                                      ----------      ----------
         Gross deferred tax assets                    3,135,427       3,268,188
       Valuation allowance                           (3,073,079)     (3,179,190)
                                                      ----------      ----------
         Total deferred tax assets                       62,348          88,998
                                                      ----------      ----------

    Net deferred tax assets                          $     -         $     -
                                                      ==========      ==========

        The majority of the valuation allowance relates to net operating loss carryforwards for which realization is not assured.

        The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

                                                            December 31,
                                                       ----------------------
                                                        2003            2002
                                                        ----            ----

    Tax expense at U.S. statutory rates              $    7,562      $   21,596
    Differential in foreign taxes                        (8,793)         61,953
    Use of net operating loss carryforwards             (67,529)        (93,715)
    Nondeductible expenses                               68,760          10,166
                                                      ----------      ----------

    Provision for income taxes                       $     -         $     -
                                                      ==========      ==========

        At December 31, 2003, the Company has net operating loss carryforwards of approximately $6,750,000 for federal income tax purposes that begin to expire in years 2012 through 2020. For state income tax purposes, the Company has net operating loss carryforwards of approximately $6,750,000 that expire in years 2004 through 2010. As of December 31, 2003, the Company has foreign net operating loss carryforwards of approximately $157,000 which begin to expire in 2009. The timing in which the Company can utilize its net operating loss carryforwards in any year or in total may be limited under the Internal Revenue Code section 382 regarding changes in ownership of corporations.

15.   Operating Leases

        The Company has operating lease agreements for its facilities and equipment expiring in various years through 2009. Expense under these agreements amounted to $636,298 and $399,941 in 2003 and 2002, respectively. Minimum future rental payments under non-cancelable operating leases as of December 31, 2003 are:

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

         Year Ending                              Minimum Future
         December 31,                                Payments
         ------------                                --------

            2004                                   $  623,949
            2005                                      633,593
            2006                                      672,313
            2007                                      496,730
            2008                                      278,066
            Thereafter                                 45,118
                                                    ---------

         Total minimum future rental payments      $2,749,769
                                                    =========

16.   Stock Options

        The Company has a stock option plan under which options to purchase a maximum of 1,300,000 shares of common stock may be issued. The plan permits the granting of both incentive stock options and nonqualified stock options to employees and directors of the Company and certain outside consultants and advisors to the Company. The option exercise price may not be less than the fair market value of the stock on the date of the grant of the option. The duration of each option may not exceed 10 years from the date of grant. Options under the plan to purchase 671,000 shares of common stock were granted to officers, directors, agents and employees in 2003 with exercise prices ranging from $0.90 to $1.70 per share. As of December 31, 2003, options to purchase 695,500 shares of the Company’s common stock were issued and outstanding under the plan. No options granted under the plan have been exercised.

        The Company has previously granted nonqualified stock options to officers, directors, agents and employees outside of the stock option plan (“non-plan options”). Non-plan options to purchase 221,740 and 1,698,000 shares of common stock were granted to officers, directors, agents and employees in 2003 and 2002, respectively, with exercise prices ranging from $0.37 to $1.70 per share. All non-plan options were granted at the fair market value at the date of grant. As of December 31, 2003, non-plan options to purchase 2,980,655 shares of the Company’s common stock were issued and outstanding.

        A summary of the Company’s stock option activity and related information for the years ended December 31, 2003 and 2002 follows:

                                               2003                               2002

                                                   Weighted                       Weighted
                                                   Average                        Average
                                     Options    Exercise Price      Options    Exercise Price
                                     -------    --------------      -------    --------------

Outstanding - beginning of year    2,787,915        $1.11         1,273,435        $1.97
  Granted                            946,000        $1.01         1,698,000        $0.55
  Forfeited                          (57,760)       $0.57          (183,520)       $2.06
                                   ----------                     ----------

Outstanding - end of year          3,676,155        $1.09         2,787,915        $1.11
                                   =========                      =========

Exercisable at end of year         2,501,705        $1.22         1,352,415        $1.71
                                   =========         ====         =========         ====

        Exercise prices for options outstanding December 31, 2003 ranged from $0.37 to $12.50. The weighted average remaining contractual life of options outstanding at December 31, 2003 was 7.6 years.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

17.   Related Party Transactions

        The Company has a consulting agreement with its founder, former president and former director. In 2003 and 2002 compensation and reimbursed expenses under this agreement were $34,167 and $56,742, respectively.

        The Company purchases marketing services from a firm owned by the son of a director. Total expenses for services rendered in 2003 and 2002 were $16,832 and $54,371, respectively.

        A director of the Company is a general partner in the firm that owned $475,000 of convertible bonds which were converted into common stock in January 2002. This firm also holds a significant equity ownership in the Company.

18.   Retirement Benefits

        The Company maintains a profit sharing/401(k) plan for eligible full-time U.S. employees. Participants may contribute up to 12% of their salary to the plan, subject to IRS limitations. The Company makes a matching contribution of 50% on the first 6% of each participant’s annual earnings contributed to the plan. Company contributions to the plan for the years ended December 31, 2003 and 2002 were $31,437 and $35,723, respectively.

19.   Distribution Agreement

        As of November 23, 1999 the Company entered into a 4 year agreement to serve as the exclusive distributor in the United States for certain catheter fasteners. The manufacturer of the fasteners has given the Company the required nine months notice of its intention not to renew the agreement in its present form. Accordingly, the Company’s rights under the current agreement will terminate on August 23, 2004. The parties are presently engaged in negotiations with a view to executing a new agreement. However, no assurance can be given that these negotiations will prove successful. Annual sales of catheter fasteners under the current agreement aggregate approximately $750,000.

20.   Acquisition of Kimberly-Clark Corporation's Wound Care Assets and Related Increase in U.S. Line of Credit

        On January 9, 2004, the Company purchased substantially all of Kimberly-Clark Corporation’s wound care product line. Kimberly-Clark Corporation’s annual sales relative to this product line approximated $2.0 million. The assets acquired consist of manufacturing equipment, product rights and other intangibles. The purchase price for the assets was approximately $2.0 million. The purchase price was (or will be) paid as follows: (1) $ 300,100 paid at closing; (2) $1,566,000 via a seller financed promissory note due December 31, 2004, without interest; and (3) $133,900 cash to be paid as incurred for estimated transaction costs. The purchase price has been preliminarily allocated to equipment in the amount of $1,600,000 and intangible assets in the amount of $400,000 based upon these assets’ estimated fair market values.

        In accordance with the purchase agreement, the Company began to record sales effective January 9, 2004. Kimberly-Clark will manufacture wound care products, for the account of the Company, at its facility through March 31, 2004 to meet current customer demand and to build sufficient inventory to cover the period during which production at the Kimberly-Clark facility is discontinued and the equipment is transferred to the Company’s facility in Toronto, Canada. Upon cessation of manufacturing at Kimberly-Clark’s facility, the Company will purchase, in accordance with a pre-determined formula, inventory consisting of raw materials and a three to four months supply of finished goods. The price of this inventory is estimated to be $750,000. Cash on hand or draws against available credit lines will be used to pay for this inventory.

DERMA SCIENCES, INC.

Notes To Consolidated Financial Statements

        The Company expects that it will take three months from the date of cessation of manufacturing at Kimberly-Clark to transfer, install and validate the equipment and commence manufacturing in Toronto, Canada. The cost to complete the transfer is estimated at $300,000. The majority of this cost is expected to be capitalized.

        On January 30, 2004 the Company entered into a new one year line of credit agreement with its U.S. lender. The maximum principal amount of the line increased to $4,000,000 from $3,000,000. Estimated maximum potential advances under the agreement are equal to the lesser of (A) $4,000,000 or (B) the sum of (i) 80% of eligible receivables (as defined), (ii) 50% of eligible inventory (as defined), (iii) an amount equal to the immediate liquidation value of funds deposited with the U.S. lender in a restricted account as security for any letters of credit extended by the lender on the Company’s behalf up to $1,000,000, less the aggregate of any outstanding letters of credit issued by the lender. All other terms and conditions of the agreement remained unchanged. In connection with entering into the new line of credit agreement, the Company deposited $1,000,000 of cash in a restricted account with the U.S. lender and the lender issued an irrevocable standby letter of credit on the Company’s behalf for the benefit of Kimberly-Clark Corporation in the amount of $1,566,000.

21.   Subsequent Events

Common Stock Private Offering

        On February 25, 2004, the Company closed a private offering of 2,057,145 shares of its common stock at a price of $1.05 per share. Offering proceeds of $1,975,000, net of $185,000 in estimated offering expenses, will be used to fund strategic initiatives and for general working capital purposes.

Termination of William M. Goodwin Employment

        On March 9, 2004 the Company terminated the employment of William M. Goodwin, its Executive Vice President and President of its Dumex Medical Canada Inc. subsidiary. Mr. Goodwin’s duties will be assumed by the Company President and Chief Executive Officer, Edward J. Quilty. The Company does not expect that the departure of Mr. Goodwin will have an adverse effect upon its operations or those of its Dumex Medical Canada subsidiary. The Company anticipates taking a charge of approximately $250,000 in the first quarter, 2004 relative to severance and other costs related to Mr. Goodwin’s termination.